Exhibit 99.2

WARRANT EXCHANGE AGREEMENT

This Warrant Exchange Agreement (this “Agreement”) is dated as of April 24, 2024 (the “Effective Date”), between Selina Hospitality PLC, a public limited company incorporated under the laws of England and Wales (the “Company”), and Bet on America LLC, a Delaware limited liability company (“Investor”).

WHEREAS, the Investor holds 6,575,000 warrants to purchase ordinary shares, nominal value of US$ 0.005064 (rounded to six decimal places), in the capital of the Company (the “Ordinary Shares”), with each whole warrant exercisable to acquire an Ordinary Share at an exercise price of $11.50 per share (the “Private Placement Warrants”);

WHEREAS, the Private Placement Warrants are subject to that certain Amended and Restated Warrant Agreement, dated as of October 25, 2022, by and among the Company, BOA Acquisition Corp., and Computershare Trust Company, N.A. and its affiliate Computershare Inc. (together, the “Warrant Agent”), as amended by that certain Amendment to Amended and Restated Warrant Agreement, dated as of August 17, 2023 (as so amended, the “Warrant Agreement”); and

WHEREAS, the Company and the Investor desire to exchange the Private Placement Warrants for 1,643,750 Ordinary Shares to be represented by depositary receipts (the “Exchange Shares”).

NOW, THEREFORE, in consideration of the rights and benefits that they will each receive in connection with this Agreement, the parties, intending to be legally bound, agree as follows:

1. Subscription. On entry into this Agreement, the Investor agrees to subscribe for, and the Company agrees to allot and issue, the Exchange Shares (the “Subscription”) in consideration for the payment by the Investor of the US dollar amount equal to the number of Exchange Shares multiplied by the $0.005064 of nominal value (the “Subscription Amount”). Within five (5) days of the Effective Date, the Investor shall pay the Subscription Amount to the Company by wire transfer of immediately available funds. Subject to the Investor’s delivery to the Warrant Agent of (i) the original warrant certificate representing the Private Placement Warrants as set out in Section 2 below and (ii) an instruction letter, duly executed by Investor, in the form attached hereto as Exhibit A, the Company shall cause Computershare Trust Company, N.A., the transfer agent for the Ordinary Shares, to register the issuance of the Exchange Shares in book entry form and issue the Exchange Shares to Investor within ten (10) business days of the Company’s receipt of such payment. The Exchange Shares being, once issued, credited as fully paid.

2. Delivery and Cancellation of Warrants. Conditional upon the issue of the Exchange Shares to the Investor, it is agreed that the Private Placement Warrants be cancelled and, from the date of the issue of the Exchange Shares, the Private Placement Warrants will be null, void and of no further force and effect. In this regard, Investor has returned the original warrant certificate representing the Private Placement Warrants to the Warrant Agent for cancellation on or before the date of this Agreement.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor as of the Effective Date as follows:

(a) Organization and Standing. The Company has been duly incorporated and is validly existing as a public limited company under the laws of England and Wales.

(b) Corporate Power. The Company has all requisite power and authority to enter into, deliver and perform its obligations under this Agreement.

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(c) Authorization. This Agreement has been duly authorized, executed and delivered by the Company and, assuming that this Agreement constitutes the valid and binding agreement of the Investor, is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(d) Performance of obligations. The entry into and the exercise by the Company of its rights and performance of its obligations under this Agreement will not constitute a breach or give rise to a default under any applicable laws or regulations or any order, decree, judgement, contract or other obligation binding on it (including any provision of its constitutional documents) which has or could have a material adverse effect on its ability to execute or perform its obligations under this Agreement.

4. Representations and Warranties of the Investor. Investor hereby represents and warrants to the Company as of the Effective Date as follows:

(a) Organization and Standing. The Investor is a limited liability company duly organized, validly existing under the laws of the state of Delaware.

(b) Power and Authority. The Investor has all requisite power and authority to enter into, deliver and perform its obligations under this Agreement.

(c) Authorization. This Agreement has been duly authorized, executed and delivered by the Investor and, assuming that this Agreement constitutes the valid and binding agreement of the Company, this Agreement is enforceable in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(d) Liens and Encumbrances. The Private Placement Warrants are free and clear of all liens, encumbrances, equities, security interests, and any other claims whatsoever (other than restrictions on transfer pursuant to applicable securities laws).

(e) Investor Status. The Investor is an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

(f) No Registration. The Investor acknowledges and agrees that the Exchange Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Exchange Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Exchange Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entries representing the Exchange Shares shall contain a restrictive legend or notation to such effect. The Investor acknowledges and agrees that the Exchange Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Exchange Shares and may be required to bear the financial risk of an investment in the Exchange Shares for an indefinite period of time. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Exchange Shares. For purposes of this Subscription Agreement, “transfer” shall mean any direct or indirect transfer, redemption, disposition or monetization in any manner whatsoever, including, without limitation, covenants and agreements included in this Subscription Agreement.

(g) Investment Intent. The Investor is (i) acquiring the Exchange Shares only for its own account and not for the account of others, or if the Investor is subscribing for the Exchange Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (ii) is not acquiring the Exchange Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Investor has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the Securities Act.

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(h) Adequate Information. The Investor acknowledges and agrees that the Investor has received access to, and has had an adequate opportunity to review, such financial and other information as the Investor deems necessary in order to make an investment decision with respect to the Exchange, including, without limitation, with respect to the Company and the business of the Company and its subsidiaries and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Investor’s investment in the Exchange Shares. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Exchange Shares.

(i) Risks of Investment. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Exchange Shares (including, without limitation, the risks set out in the Company’s 2022 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 28, 2023, the risks set forth in the Prospectus dated August 18, 2023, filed with the SEC pursuant to Rule 424(b)(3) of the Securities Act and other filings with the SEC (“SEC Filings”)). The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Exchange Shares. The Investor has had the chance to review and familiarize itself with the SEC Filings of the Company, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

5. Registration Rights.

(a) Registration. The Company agrees that, within forty-five (45) days after the filing by the Company of its 2023 annual report on Form 20-F (or, if such forty-fifth (45th) day is not a business day, then the immediately following business day), and subject to the Company’s Ordinary Shares remaining listed on the Nasdaq stock exchange at such time (and the Company not having taken any steps to de-register as an SEC-reporting company or otherwise announced its intention to do so via a Report on Form 6-K), it will prepare and file with the SEC, at the Company’s sole cost and expense, a resale registration statement on Form F-1 or other form of registration statement registering the resale of the Exchange Shares (a “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Company agrees to cause such Registration Statement, or another shelf registration statement that includes the Exchange Shares, to remain effective until the earliest of (i) December 31, 2024, (ii) the date on which the Investor ceases to hold any Exchange Shares issued pursuant to this Agreement, (iii) the date on which the Investor is able to freely sell all of its Exchange Shares issued pursuant to this Agreement without registration under Rule 144 of the Securities Act (without the need for any manner of sale requirement or volume limitation and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable)) or sold pursuant to Rule 144 or a Registration Statement, or (iv) the date Company’s Ordinary Shares cease to be listed on the Nasdaq stock exchange. The Investor agrees to disclose its ownership to the Company upon request to assist the Company in making the foregoing assessment.

(b) Suspension of Registration Statement. The Investor acknowledges and agrees that the Company may suspend the use of any such Registration Statement if it reasonably determines, upon the advice of legal counsel, that the Registration Statement would fail to comply with applicable securities laws or other disclosure requirements.

(c) Cooperation by Investor. The Company’s obligations to include the Exchange Shares issued pursuant to this Agreement for resale in the Registration Statement are contingent upon the Investor furnishing to the Company, in writing, such information regarding the Investor, the securities of the Company held by the Investor, the intended method of disposition of such securities, which shall be limited to non-underwritten public offerings, and such other information as reasonably may be requested by the Company to effect the registration of the Exchange Shares, and Investor shall execute such documents in connection with such registration as the Company reasonably may request to the extent the same are customary of a selling stockholder in similar situations.

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6. Miscellaneous.

(a) Entire Agreement. This Agreement and the Private Placement Warrants contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written with respect to such matters.

(b) Amendments. This Agreement may only be amended by an agreement in writing executed by the Company and the Investor.

(c) Successors and Assigns This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns, provided, however, that the Company shall not be permitted to make any assignment hereunder without a signed consent from the Investor.

(d) No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns.

(e) Governing Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York, and the United States District Court, located in the Borough of Manhattan in New York City. The parties hereto waive any objection that such courts represent an inconvenient forum.

(f) Further Assurances. From time to time, each party hereto will execute and deliver to the other party such other instruments, certificates, agreements and documents and will take such other action and do all other things as may reasonably be requested in order to implement or effectuate the terms of this Agreement.

(g) Effect of Headings. The section heading herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

(h) Counterparts. This Agreement may be executed in two or more counterparts, each of which when so executed and delivered to the other party shall be deemed an original. The executed page(s) from each original may be joined together and attached to one such original and shall thereupon constitute one and the same instrument. Such counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(i) WAIVER OF JURY TRIAL. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be duly executed and delivered as of the date and year first written above.

SELENA HOSPITALITY PLC

By:	/s/ Rafael Museri
Name:	Rafael Museri
Title:	CEO

[Signature Page to Warrant Exchange Agreement]

BET ON AMERICA LLC

By:	/s/ Benjamin Friedman
Name:	Benjamin Friedman
Title:	President & CFO

[Signature Page to Warrant Exchange Agreement]

EXHIBIT A

Form of Instruction Letter

[Attached overleaf]